VIA EDGAR

July 22, 2021

Mara Ransom

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III (the “Company”)
Registration Statement on Form S-1 (File No. 333-253876)

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc. and PJT Partners LP, as representatives of the several underwriters, hereby join the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253876) (the “Registration Statement”) to become effective on July 26, 2021, at 4:00 p.m. (ET), or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

BofA Securities, Inc.

By:	/s/ Michelle A.H. Allong
Name: Michelle A.H. Allong
Title: Authorized Signatory

PJT Partners LP

By:	/s/ Michael O’Donovan
Name: Michael O’Donovan
Title: Authorized Signatory

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